No Act

P.E. 12/30/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12025260

February 14, 2012

Kristen W. Prohl
Starwood Hotels & Resorts Worldwide, Inc.
kristen.prohl@starwoodhotels.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-14-12

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated December 30, 2011

Dear Ms. Prohl:

This is in response to your letter dated December 30, 2011 concerning the shareholder proposal submitted to Starwood by Thomas Webb. We also have received a letter from the proponent dated January 11, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated December 30, 2011

The proposal requests that "management require verified US Citizenship for all workers in the USA." The proposal also specifies that "US Citizenship documentation should be completed by June 30, 2012" and that "[r]equired training for foreign workers in the US should be minimized."

There appears to be some basis for your view that Starwood may exclude the proposal under rule 14a-8(i)(7), as relating to Starwood's ordinary business operations. In this regard, we note that the proposal relates to procedures for hiring and training employees. Proposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Starwood omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Starwood relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

11 January 2012

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Chief Counsel:

I recently received a copy of a letter addressed to you dated 30 December 2011, from K. Prohl of Starwood Resorts. The subject was "Omission of Shareholder Proposal of Mr. Thomas Webb - Rule 14a-8."

The Starwood letter is a bit curious in that all shareholder proposal deficiencies noted by Starwood, in their letter dated 30 November, were corrected and postmarked within 14 days of receipt. The deficiencies noted were: (a) proof of stock ownership, and (b) a declaration of intent to hold the stock past the annual meeting. No other deficiencies or concerns were expressed by Starwood Resorts.

Subsequently, Starwood has been quite busy trying to create additional obstacles - well outside the SEC's rules and regulations concerning notification and correction of defects in shareholder proposals.

Starwood's talented and well paid legal staff can, and should work within the regulations - perhaps even with the shareholder/owners? Isn't that what shareholder proposal process is all about?

Concerned Starwood Shareholder,



Tom Webb

starwood
Hotels and
Resorts

Kristen W. Prohl
VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
T 203 964 4513
F 203 351 2418
E kristen.prohl@starwoodhotels.com
one starpoint
stamford, ct 06902
united states

December 30, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: *Omission of Shareholder Proposal of Mr. Thomas Webb — Rule 14a-8*

Ladies and Gentlemen:

On behalf of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***"), I am enclosing a copy of a proposal (the "***Proposal***") submitted by Mr. Thomas Webb (the "***Proponent***") for inclusion in the Company's proxy materials ("***2012 Proxy Materials***") for the Company's 2012 annual meeting of stockholders (the "***2012 Annual Meeting***"). For the reason set forth below, the Company intends to omit the Proposal from the 2012 Proxy Materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company omits the Proposal.

Attached hereto as Exhibit A is a copy of the letter from the Proponent, dated November 15, 2011, submitting the Proposal (the "***Proponent's Letter***"). A copy of the Company's notification to the Proponent by letter of eligibility and procedural deficiencies with respect to the Proponent's Letter and the Proposal (the "***Deficiency Letter***") and related documentation are attached hereto as Exhibit B. Attached hereto as Exhibit C is a copy of the Proponent's letter to the Company in response to the Deficiency Letter (the "***Response Letter***") and a letter received by the Company with respect to the Proponent's beneficial ownership of the Company's common stock (the "***Broker Letter***") and related documentation. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), the Company has submitted this letter together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. The Company intends to commence distribution of its definitive 2012 Proxy Materials on or about March 20, 2012. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2012 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponent elects to submit correspondence to the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal calls for the Company to "require verified US Citizenship for all workers in the USA (a trust but verify system)." The Proposal also requests that "US Citizenship documentation should be completed by June 30, 2012 [and that r]equired training for foreign workers in the US should be minimized."

BASES FOR EXCLUSION

The Company believes that the Proposal may be omitted from the 2012 Proxy Materials for the following reasons:

- pursuant to Rule 14a-8(f), Rule 14a-8(b)(2) and Staff Legal Bulletin No. 14F (October 18, 2011) ("***SLB 14F***") because the Proponent failed to establish, within 14 days of receipt of the Company's request, the requisite eligibility to submit the Proposal;

- pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to be in violation of federal law.

BACKGROUND

The Company received the Proponent's Letter by U.S. Mail on November 18, 2011. The Proponent's Letter did not include verification of the beneficial stock ownership claimed by the Proponent in the Proponent's Letter, and the Company had not received any appropriate verification of the Proponent's claimed beneficial ownership of Company common stock as of November 30, 2011.

On November 30, 2011, within 14 days of the Company's receipt of the Proponent's Letter, the Company sent the Deficiency Letter to the Proponent by U.S. Priority Mail, return receipt requested (the Deficiency Letter was received by the Proponent on December 3, 2011). The Deficiency Letter notified the Proponent that he had failed to provide verification of requisite stock ownership under Rule 14a-8(b). The Deficiency Letter further informed the Proponent: (1) how to correct the foregoing eligibility and procedural deficiency; (2) that, pursuant to SLB 14F, only a Depository Trust Company ("***DTC***") participant will be considered to be a record holder of securities that are deposited at DTC and how to determine whether his particular bank or broker is a DTC participant; and (3) that if he did not correct the foregoing eligibility and procedural deficiency no later than 14 days after he received the Deficiency Letter, the Company will seek to exclude the Proposal from the 2012 Proxy Materials. The Proponent mailed the Response Letter and Broker Letter to the Company on December 15, 2011, but the Broker Letter was not provided by a DTC participant. Accordingly, the Proponent has not otherwise corrected the procedural deficiency under Rule 14a-8(b) and the Proposal may be therefore be omitted under Rules 14a-8(f)(1) and 14a-8(b)(2).

ANALYSIS

The Company May Exclude the Proposal From the 2012 Proxy Materials Under Rule 14a-8(f) and Rule 14a-8(b)(2) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal and Has Not Adequately Corrected Such Deficiency After Receiving Notice of Such Deficiency Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides that a proponent submitting a shareholder proposal under Rule 14a-8 must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted, and that those securities must continue to be held through the date of the meeting at which the proposal is to be subject to shareholder vote, to be eligible to submit such shareholder proposal (such securities, the "***Requisite Securities***"). Rule 14a-8(b)(2) provides that if a proponent is not the registered holder of the Requisite Securities, the proponent must provide proof of the requisite ownership set forth in Rule 14a-8(b)(1) (the "***ownership requirements***") in one of two methods. The proponent must submit to the company either (1) a written statement from the "record" holder of the Requisite Securities verifying that the proponent meets the ownership requirements pursuant to Rule 14a-8(b)(2)(i) or (2) among other things, a copy of a Schedule 13D, Schedule 13F, Form 3, Form 4 or Form 5 (or any amendments thereto) filed with the Commission reflecting that the proponent meets the ownership requirements pursuant to Rule 14a-8(b)(ii). In SLB 14F, Section B.3., the Staff clarified that for purposes of Rule 14a-8(b)(2)(i), "only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to satisfy the eligibility requirements under Rule 14a-8(a)-(d) at the time he or she submits the proposal, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The





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proponent's response to that notification must be postmarked or transmitted electronically no later than 14 days from the date the proponent received the company's notification. Under Rule 14a-8(f)(1), if the proponent fails to adequately correct the deficiency after receiving timely notification from the company, the company may seek to exclude the proposal.

As summarized above, the Proponent submitted the Proposal to the Company in the Proponent's Letter dated November 15, 2011. The Company received the Proponent's Letter submitting the Proposal on November 18, 2011. The Proponent's Letter claimed that the Proponent is "a Starwood shareholder (shares are held by Fidelity Investments)," but the Proponent did not otherwise (1) provide verification of his beneficial ownership of the Requisite Securities or (2) state his intention to hold the Requisite Securities through the date of the 2012 Annual Meeting. The Company's stock ownership records do not evidence that the Proponent beneficially owns the Requisite Securities.

The Company sent the Deficiency Letter to the Proponent on November 30, 2011 indicating that the Proponent's Letter failed to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of continuous ownership of the Requisite Securities and (2) Rule 14a-8(b)(2) concerning proof of the Proponent's status as a holder of record or otherwise of such Requisite Securities. The Deficiency Letter was dispatched by U.S. Priority Mail, return receipt requested, on November 30, 2011, within 14 calendar days of the Company receiving the Proposal. The Proponent acknowledged receipt of the Deficiency Letter on December 3, 2011.

The Deficiency Letter requested that the Proponent submit to the Company, within 14 days of Proponent's receipt of the Deficiency Letter, the ownership verification required under Rule 14a-8(b). The Deficiency Letter further informed the Proponent (1) that only a DTC participant will be considered to be a record holder of shares on deposit with DTC, and (2) how to determine whether his bank or broker is a DTC participant (including providing the internet link for the DTC participant list).

On December 15, 2011, the Proponent mailed the Response Letter and Broker Letter to the Company. The Broker Letter consists of a written statement from Glen Lesnett of Fidelity Investments regarding the Proponent's beneficial ownership of the Company's common stock. The Response Letter and the Broker Letter are attached as Exhibit C hereto. The Company has received no additional response to the Deficiency Letter, and the deadline for any additional response has passed.

Pursuant to SLB 14F, the Broker Letter fails to satisfy the requirements of Rule 14a-8(b)(2)(i) because it is not provided by a DTC participant, and thus is not a written statement by a "record" holder of the Proponent's shares. Neither Glen Lesnett nor Fidelity Investments appear in the DTC participant list. The DTC participant list does include the name "Fidelity Clearing Canada," but the Broker Letter is not from this entity. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares, and as a result Proponent has failed to provide acceptable proof of the requisite






ownership of the Requisite Securities under Rule 14a-8(b). Pursuant to SLB 14F, the Staff has indicated that it will grant no-action relief to a company on the basis that a shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in SLB 14F. As the Deficiency Letter described the required proof of ownership consistent with SLB 14F, and the Proponent has failed to timely submit proof of the requisite ownership of the Requisite Securities under Rule 14a-8(b), the Company submits that it may omit the Proposal from the 2012 Proxy Materials under Rules 14a-8(f) and 14a-8(b).

The Company May Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Deals With a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from the company's proxy materials if it deals with a matter relating to ordinary business operations. According to the Commission's Release No. 34-40018 (May 21, 1998) accompanying the 1998 amendments to Rule 14a-8 (the "***1998 Release***"), the underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The 1998 Release described two central considerations for the ordinary business operations exclusion: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) that "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release. The Company believes that the Proposal fails in the face of both of these central considerations.

First, the Proposal involves ordinary business operations because it relates to the Company's decision to hire, transfer, train and/or terminate employees. The Proposal requests that the Company require verified U.S. citizenship for all employees located in the United States, complete U.S. citizenship documentation by June 30, 2012 and minimize required training for foreign workers in the United States. In practical application, the Proposal calls for the Company to hire only U.S. citizens for its jobs in the United States (which would require the Company to either transfer non-U.S. citizens working in the United States out of the United States or terminate the employment of those non-U.S. citizens) and primarily train foreign employees outside of the United States, and to do so on a time-frame driven by shareholder request. Implementing the Proposal would require employee-related actions to be taken based on the outcome of a shareholder vote, which actions would impact day-to-day workforce management. The Company believes that the Proposal is the type of matter that the "ordinary business operations" exception in Rule 14a-8(i)(7) was intended to address because it seeks to institute employee management practices and procedures that will substantially dictate how

starwood
Hotels and
Resorts

employees are hired, trained, placed into operating locations and possibly terminated, all based on one particular shareholder-specified criterion: U.S. citizenship.

Staff precedent and Commission guidance indicate that decisions with respect to such employment-related matters are routine issues normally left to the day-to-day managers of a company and therefore are excludable under Rule 14a-8(i)(7). In a no-action letter issued to United Technologies in 1993, the Staff explained that, "[a]s a general rule, the [S]taff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: . . . employee hiring and firing . . . and employee training . . . ." *United Technologies Co.* (February 19, 1993). In the 1998 Release, the Commission also cited "the management of the workforce, such as the hiring, promotion, and termination of employees," as examples of proposals that are excludable under the ordinary business operations exception.

The ordinary business operations at issue under the Proposal are similar in nature to issues previously raised with the Staff. For example, proposals concerning the relocation of jobs from the United States to overseas markets have been excluded because the decision relates to the "management of the workforce." *See, e.g., Bank of America Corp.* (February 4, 2005); *Mattel, Inc.* (February 4, 2005) (proposals regarding disclosure of information about the relocation of U.S.-based jobs to foreign countries and offshore relocation activities excludable under Rule 14a-8(i)(7) because they related to ordinary business operations (*i.e.*, management of the workforce)). The Proposal centers on management's ability to determine the location of employment (within the United States versus overseas) for its employees, which is similar to the primary issue in the no-action letters cited above. In addition, the Staff consistently has concurred that shareholder proposals calling for the removal of specific employees or categories of employees, such as those mentioned in the Proposal, are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business. *See, e.g., Consolidated Edison, Inc.* (February 24, 2005) (proposal requesting the termination of certain personnel supervisors excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (*i.e.*, the termination, hiring or promotion of employees)); *Allegheny Energy, Inc.* (March 3, 2003) (proposal requesting the removal of certain executive officers excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (*i.e.*, the termination, hiring or promotion of employees)).

In the instant case, the Proposal asks the Company to require U.S. citizenship for United States-based employees by June 30, 2012 and to minimize U.S.-based training of foreign workers. Presumably, non-U.S. citizens working in the United States would have to transfer overseas or would have their employment terminated if unwilling to so transfer. Just as in *Consolidated Edison* and *Allegheny Energy* cited above, the Proposal effectively seeks to regulate when the Company must act to dismiss certain employees (specifically, in the case of non-U.S. citizens working in the United States who refuse to or are unable to relocate overseas),

starwood Hotels and Resorts

and thus relates directly to the Company's management of its workforce. In addition, under the Proposal, presumably U.S.-based training programs for non-U.S. citizens would be curtailed. The Company believes that these results demonstrate how the Proposal would have the effect of dictating certain hiring, firing, training and placement activities of the Company from the shareholder level rather than being generated at the management level. Similar to the other proposals cited above that were excludable based on the ordinary business operations exclusion, implementing this Proposal would involve management of the Company's workforce and employee staffing and training decisions that are best placed with the management team rather than the shareholders. The Company submits that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal seeks to require the Company to take employment-related actions (hiring, firing and transferring certain employees, and training employees) that are directly related to the Company's day-to-day management activities.

Second, although the precedents cited above support a conclusion that the Proposal addresses ordinary business operations and is excludable under Rule 14a-8(i)(7), the Staff has also clarified that "[t]he fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in [the 1998 Release], proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters.' " *Staff Legal Bulletin No. 14A* (July 12, 2002). In recent situations, however, the Staff has concurred that a shareholder proposal may be excluded for addressing ordinary business operations even if it also touches upon the issue of foreign workers and illegal immigration. For example, in *Johnson & Johnson* (February 22, 2010) and *Yum! Brands, Inc.* (March 5, 2010), the Staff concurred that each company could exclude a proposal requesting that the company's management verify the employment legitimacy of all future employees by specific federal government systems and terminate all employees not in compliance with such requirements because the proposal related to each company's ordinary business operations. In each case, the mere fact that the proposal was framed around the topic of illegal immigration and foreign workers did not overcome the fact that the proposal dealt with employee hiring and firing decisions, which are tasks fundamental to management's ability to run the company on a day-to-day basis, and sought to micro-manage the company by probing too deeply into complex matters upon which shareholders are not equipped to render decisions. *See also, e.g., Wal-Mart Stores, Inc.* (March 15, 1999) (proposal requesting a report to ensure goods were not purchased from suppliers using forced labor, convict labor and child labor excluded under Rule 14a-8(i)(7) because at least one part of the report would have addressed ordinary business matters); *Fluor Corp.* (February 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant policy, was nonetheless excludable under Rule 14a-8(i)(7) because the proposal also sought information regarding the ordinary business matters of job loss and job elimination).

In the instant case, the Proponent has framed the Proposal in terms of a concern about foreign workers taking U.S. jobs, which is substantially the same policy issue involved in





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Johnson & Johnson and *Yum! Brands, Inc.* The Company submits that the Proposal does not "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" in the manner contemplated by the 1998 Release and is therefore properly excludable under Rule 14a-8(i)(7).

The Company May Exclude the Proposal Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Be in Violation of Federal Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from the company's proxy materials if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal, if adopted, would be invalid under the Immigration Reform and Control Act of 1986 ("***IRCA***") and the Immigration and Nationality Act ("***INA***") and therefore should be excluded.

Section 102 of the IRCA, 8 U.S.C. § 1324b and Section 274A of the INA, 8 U.S.C. § 1324b, provide as follows:

Prohibition of discrimination based on national origin or citizenship status

(1) General rule

It is an unfair immigration-related employment practice for a person or other entity to discriminate against any individual (other than an unauthorized alien, as defined in section 1324a (h)(3) of this title) with respect to the hiring, or recruitment or referral for a fee, of the individual for employment or the discharging of the individual from employment—

(A) because of such individual's national origin, or

(B) in the case of a protected individual (as defined in paragraph (3)), because of such individual's citizenship status.

(2) Exceptions

Paragraph (1) shall not apply to—

(A) a person or other entity that employs three or fewer employees,

(B) a person's or entity's discrimination because of an individual's national origin if the discrimination with respect to that person or entity and that individual is covered under section 703 of the Civil Rights Act of 1964, or

(C) discrimination because of citizenship status which is otherwise required in order to comply with law, regulation, or executive order, or required by Federal, State, or local government contract, or which the Attorney General determines to be essential for an employer to do business with an agency or department of the Federal, State, or local government.

(3) "Protected individual" defined

As used in paragraph (1), the term "protected individual" means an individual who—

(A) is a citizen or national of the United States, or

(B) is an alien who is lawfully admitted for permanent residence, is granted the status of an alien lawfully admitted for temporary residence under section 1160 (a) or 1255a (a)(1) of this title, is admitted as a refugee under section 1157 of this title, or is granted asylum under section 1158 of this title; but does not include

(i) an alien who fails to apply for naturalization within six months of the date the alien first becomes eligible (by virtue of period of lawful permanent residence) to apply for naturalization or, if later, within six months after November 6, 1986, and

(ii) an alien who has applied on a timely basis, but has not been naturalized as a citizen within 2 years after the date of the application, unless the alien can establish that the alien is actively pursuing naturalization, except that time consumed in the Service's processing the application shall not be counted toward the 2-year period.

These provisions make it illegal for an employer to discriminate with respect to hiring, firing or recruitment based upon an individual's citizenship or immigration status. The law prohibits employers from hiring only U.S. citizens or lawful permanent residents unless required to do so by law, regulation or government contract. None of these exceptions apply to the Company. Therefore, it would be illegal under the IRCA and the INA for the Company to comply with the Proposal.

The website of the U.S. Citizenship and Immigration Services emphasizes that "[t]he Immigration and Nationality Act prohibits employers from discriminating against individuals based on their citizenship or immigration status, or based on their national origin, in the Form I-9 process. It is important for employers to develop, implement and enforce anti-discrimination policies, practices and procedures ..." See http://www.uscis.gov/portal/site/uscis/menuitem.eb1d4c2a3e5b9ac89243c6a7543f6d1a/?vgnextoid=29da7f5c13f2e210VgnVCM100000082ca60aRCRD&vgnextchannel=29da7f5c13f2e210VgnVCM100000082ca60aRCRD. Moreover, the Department of Justice recently entered into a settlement agreement with the American Academy of Pediatrics (AAP) "resolving allegations that the organization impermissibly allowed postings on its www.PedJobs.org website that limited applications to U.S. citizens and certain visa holders." The U.S. Department of Justice's press release is available at http://www.justice.gov/opa/pr/2011/May/11-crt-705.html. The





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Department further noted that, "[a]ccording to the department's findings, PedJobs' employment postings for doctors, nurses and other professionals impermissibly limited applications to U.S. citizens and certain visa holders, even though other work authorized immigrants should have been allowed to apply as well. The Immigration and Nationality Act (INA) generally prohibits recruiters or referrers for a fee from discriminating on the basis of citizenship status."

Based on applicable federal law, as well as the explicit policy positions of the U.S. Department of Justice, the Company submits that the Proposal is properly excludable under Rule 14a-8(i)(2).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(f)(1), Rule 14a-8(i)(7) and Rule 14a-8(i)(2). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal in its entirety from the 2012 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-4513 if I can be of any further assistance in this matter.

Very truly yours,



Kristen Prohl
Vice President – Associate General Counsel
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures

cc: Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

starwood
Hotels and
Resorts

Exhibit A

The Proponent's Letter and the Proposal

See Attached.


NOV 16 2011

15 November 2011

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Starwood Hotels Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

Dear Mr. Secretary:

I am a Starwood shareholder (shares are held by Fidelity Investments) and am submitting the following shareholder proposal:

As a concerned Starwood shareholder I am dismayed by Starwood's unabated use of foreign employees in the United States. Too many people in the USA are unemployed and looking for work.

Starwood's revenue base is driven by US citizens, and brand loyalty is paramount. A "Made by Americans" promotion should be undertaken to highlight Starwood's brand-savvy business practices, and to enhance brand loyalty. Addressing the issue of foreign workers would go a long way toward showing that Starwood's management understands the current economic situation in the USA. The publicity generated would drive brand loyalty and provide sorely needed jobs. Starwood has numerous overseas locations to offer positions to the displaced foreign employees – further strengthening Starwood's overseas locations. Doing the right thing enhances brand loyalty, and shareholder value.

Starwood and Starwood Franchise Operations continue to hire foreign workers for US locations. These workers take jobs from qualified American citizens and leave lingering resentment in the local community. The Ballantyne Resort in Charlotte (a Starwood Franchise run by the Bissell Hotel Company) prominently advertises its foreign employees. In the Winter 2009 "Ballantyne" Magazine, Marina Geier and Olga Valez are highlighted as foreign employees from Romania and Columbia. Neither is a US citizen, or has irreplaceable skills, but both continue to be employed by The Ballantyne Resort. This is not just wrong, but unacceptable in light of the economic crisis in North Carolina where thousands of extremely well qualified US citizens are unemployed. The Ballantyne's volatile strategy is one that adversely affects the Starwood brands.
I am requesting that Starwood's management require verified US Citizenship for all workers in the USA (a trust but verify system).

US Citizenship documentation should be completed by June 30, 2012. Required training for foreign workers in the US should be minimized. There is no reason for Starwood and Starwood Franchise Operations to continue employing thousands of foreign workers in the US and while so many US citizens struggle in the recession.

Resulting good will from doing the right thing is certainly worth the small disruption to Starwood's operations. There is no reason to undercut the US economy by employing non-US citizens. Perhaps Starwood can rally its franchise owners (like the Bissell Hotel Company) and suppliers to join the program as well – multiplying the economic effects and the resultant goodwill.

Sincerely,



Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

starwood Hotels and Resorts

Exhibit B

The Deficiency Letter

See Attached.

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X T J Webb ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) T Webb

C. Date of Delivery 12/3/11

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ ~~Return Receipt for Merchandise~~
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*) 7006 0810 0003 5228 2323

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Kristen Prohl
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

starwood
Hotels and
Resorts

Kristen W. Prohl
VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
T 914 640 2622 F 914 640 8250
E kristen.prohl@starwoodhotels.com
1111 westchester avenue
white plains, ny 10604
united states

November 30, 2011

Via U.S. Priority Mail Return Receipt Requested

Mr. Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal Submitted to Starwood Hotels & Resorts Worldwide, Inc. ("Starwood")

Dear Mr. Webb:

We are in receipt of your stockholder proposal, dated November 15, 2011, delivered to Starwood on November 18, 2011 (the "Proposal"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Starwood. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, Starwood hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of Starwood voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Starwood common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and a written statement from you that you continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of Starwood common stock continuously for at least one year by the date you submitted the Proposal. For these purposes, in accordance with Securities Exchange Commission Staff Legal Bulletin No. 14(F), dated October 18, 2011, only a Depository Trust Company ("DTC") participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

In addition, you must also respond to this letter with a written statement from you that you intend to continue to hold such requisite securities through the date of Starwood's next meeting of stockholders. Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and Starwood will seek to exclude the Proposal from its proxy materials for its 2012 annual meeting of stockholders.

We appreciate your continued support of Starwood.

Sincerely,



Kristen Prohl
Vice President and Associate General Counsel

starwood Hotels and Resorts

Exhibit C

The Response Letter and the Broker Letter

See Attached.

CERTIFIED MAIL

*** FISMA & OMB Memorandum M-07-16 ***


7002 3150 0000 8795 2232


UNITED STATES
POSTAL SERVICE

1000


10604

U.S. POSTAGE
PAID
HAMDEN,CT
06518
DEC 15, 11
AMOUNT
$5.59
00100874-12

Kristen Proht
Legal

Corporate Secretary
Starwoods Hotels
1111 Westchester Ave
White Plains, NY 10604





14 December 2011

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Starwood Hotels
1111 Westchester Avenue
White Plains, NY 10604

Dear Mr. Secretary:

In response to your letter dated 30 November, the requested proof of stock ownership is enclosed.

I intend to continue to own this stock for all of 2011 and 2012, and look forward to your hospitality at the next couple of shareholder meetings.

Sincerely,



Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



December 12, 2011

Tom J. Webb

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Webb:

Thank you for requesting verification that you have held in excess of $2,000.00 worth of Starwood Hotels & Resorts Worldwide Inc. (HOT) in your Fidelity account ending & OMB Memorandum M-0 This is to confirm that the number of shares held and the value of the shares from November 1, 2010 to the present has been in excess of $2,000.00 for HOT continually through that time period.

This information can be confirmed in the account statements. You can see these on line or request the copies required.

Mr. Webb, I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-4442 for assistance. Thank you for your inquiry.

Sincerely,

Glen Lesnett
High Net Worth Operations

Our File: W184227-09DEC11